COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Corporate Taxpayer’s ID (CNPJ/MF) # 47.508.411/0001-56

MINUTES OF THE BOARD OF DIRECTORS’ MEETING HELD ON JANUARY 9th, 2006

On the 9th of January, 2006, at 9:00 a.m., the members of the Board of Directors held a meeting, summoned by its Chairman, in compliance to the Company’s By-Laws, at the Company’s headquarters, located at Av. Brigadeiro Luiz Antonio, 3.142, city of São Paulo, State of São Paulo.

Mr. Abílio dos Santos Diniz presided over the meeting of the Board, inviting myself, Marize Rieger Salzano to be the secretary. Starting the activities, the President requested that I read the meeting’s agenda, which I did, with the content as follows: (i) election of Chief Executive Officer; (ii) change of the title from Administrative Officer to Financial Administrative Officer; and (iii) other related items.

After the reading of the document, the members examined the content of the meeting’s agenda and unanimously decided to (i) elect for Chief Executive Officer, with a term until the General Shareholder Meeting in which the financial statements for the fiscal year 2007 will be approved – meaning until April 30, 2008: Cassio Casseb Lima, Brazilian, married, production engineer, ID #7.666.225, SSP-SP and individual taxpayer’s register #008.377.188-30, domiciled at the Capital of the State of São Paulo at Av. Brigadeiro Luiz Antonio nº 3172 (ii) adjust the title from Administrative Officer to Financial Administrative Officer, suiting the activities with the position name; (iii) ratify the election of Mr. Enéas César Pestano Neto, Brazilian, married, accountant, ID #11.383.698-3 SSP-SP and individual taxpayer’s register #023.327.978-40, domiciled at the Capital of the State of São Paulo at Av.Brigadeiro Luiz Antonio n° 3172, for the position of Financial Administrative Officer, in compliance with the election carried through on June 22, 2005. The elected Chief Executive Officer, declares under the law, that he is not subject to any previous penalty related to crimes that hinders him to exercise the mercantile activity, being acknowledged of article 147 of the Law 6.404/76. The Chief Executive Officer will be entitled to its position through signature of the respective Term of Entitlement properly registered. It was clarified by the Chairman, that if the elected Chief Executive Officer remains as an registered employee in the Company, he can resign the Officer’s remuneration, choosing to keep a monthly wage remuneration. Having nothing further to discuss, these Minutes were read and approved and signed by all attending Members. São Paulo, January 9, 2006. Chairman – Mr. Abilio Dos Santos Diniz; Secretary — Marise Rieger Salzano. Signatures) Valentim Dos Santos Diniz, Abilio Dos Santos Diniz, Ana Maria F. Dos Santos Diniz D’Avila, João Paulo Falleiros Dos Santos Diniz, Geyze Marchesi Diniz, Pedro Paulo Falleiros Dos Santos Diniz, Gerald Dinu Reiss, Maria Silvia Bastos Marques, Candido Botelho Bracher, Jean-Charles Henri Naouri, Hakim Laurent Aouani, Jacques Patrice Marie Joseph Tierny, Francis Andres Mauger, Joël Luc Albert Mornet, Henri Philippe Reichstul

This is a true copy of the original document.

Marise Rieger Salzano
Secretary

Maria Lúcia de Araújo
OAB/SP 189.868